Exhibit 99.1

POET Technologies to Present at the LD Micro Main Event on December 6th

LOS ANGELES, CA, November 20, 2017 / POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a developer and manufacturer of optical light source products for the sensing and data communications markets, announced today that Thomas R. Mika, Chief Financial Officer, will present at the 10th Annual LD Micro Main Event investor conference to be held at the Luxe Sunset Boulevard Hotel in Los Angeles, CA. POET is scheduled to present on Wednesday, December 6th at 10:30 AM PST and will be available to meet with investors throughout the day.

Portfolio managers and analysts who wish to meet with the Company should contact a LD Micro representative to schedule a meeting. A live audio webcast and archived replay of the Company’s presentation will be made available in the Investor Relations section of the Company’s website at www.poet-technologies.com.

The LD Micro Main Event is the largest independent conference for small/micro-cap companies and will feature 250 names presenting to an audience of over 1,000 attendees. In addition, there will be a variety of speakers/panelists discussing topics of interest to investors and issuers, along with coordinate evening events.

View POET Technologies’ profile here: http://www.ldmicro.com/profile/PTK.V

News Compliments of Accesswire

About POET Technologies

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance.  Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into several influential conferences annually.

In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector.

For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com/events for more information.

Investor Contact:

Shelton Group

Brett L. Perry

Leanne K. Sievers

E: sheltonir@sheltongroup.com

Source: POET Technologies via LD Micro